Exhibit 99.1

Paul T. Reese Appointed Chief Financial Officer of Pacific Drilling

LUXEMBOURG (January 22, 2014) — Pacific Drilling S.A. (NYSE: PACD) announced today that Paul T. Reese, currently Vice President Controller, will assume the role of Chief Financial Officer, effective February 28, 2014. Mr. Reese will succeed the company’s current CFO, William Restrepo, who is leaving the company to pursue another opportunity.

“Paul’s extensive industry and financial experience in senior positions will be invaluable to us as we continue delivering operational excellence following an exceptional year of growth and operational performance in 2013,” said CEO Chris Beckett. “As a founding member of our management team Paul already has a strong track record of financial leadership with the company, and I am very pleased to be able to promote such a strong internal candidate to follow in William’s shoes. I’d also like to take this opportunity to thank William for his significant contributions to the company, particularly his leadership during the transition of Pacific Drilling from a private venture into a publicly listed company. He leaves us with a robust capital structure and a strong growth trajectory, and we wish him well for the future.”

Ron Moskovitz, Chairman of Pacific Drilling, commented, “I am pleased to welcome Paul into this new leadership role, in alignment with the company’s succession plan. He has the full confidence of the Board, and I am sure he will prove an exceptional successor to William. We expect Paul to focus on further strengthening of our capital structure and value creation for shareholders. We as a Board will support him in achieving these goals.”

Mr. Moskovitz added, “I would like to thank William for all his contributions in developing a strong finance function and preparing the company extremely well for continued growth, as well as for his commitment to a seamless transition.”

Mr. Reese, a founding member of Pacific Drilling’s management team, joined the company in 2008 from BHP Billiton where he was Controller for Exploration & Development. His considerable industry experience includes more than a decade at Transocean with international postings in the Far East and Latin America, including Finance Director for the North and South America Business Unit and Assistant Vice-President for Audit and Advisory Services. Prior to joining Transocean, he worked at Arthur Andersen LLP. He completed his CPA in 2000. He holds a BA in Economics and Managerial Studies and a Masters in Accounting from Rice University.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is a fast growing company that is committed to becoming the industry’s preferred ultra-deepwater drilling contractor. Pacific Drilling’s fleet of eight ultra-deepwater drillships will represent one of the youngest and most technologically advanced fleets in the world. The company currently operates five drillships under customer contract, and has three drillships under construction at Samsung, one of which is under customer contract. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Contact:

Pacific Drilling

Amy Roddy, +1 832 255 0502

Investor@pacificdrilling.com